UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LANTHEUS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36569	35-2318913
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

201 Burlington Road, South Building Bedford, MA		01730
(Address of principal executive offices)		(Zip Code)

Eric Green

Vice President, Deputy General Counsel

and Assistant Corporate Secretary

(978) 671-8001

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Lantheus Holdings, Inc.’s Conflict Minerals Report for the reporting period January 1, 2025 through December 31, 2025 is provided as Exhibit 1.01 under Item 3.01 of this Form SD (the “Conflict Minerals Report”) and is also publicly available at www.lantheus.com.

The content of any website referred to in this Form SD or the Conflict Mineral Report is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibit

See Item 1.01.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2025 through December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LANTHEUS HOLDINGS, INC.
(Registrant)

/s/ Eric Green	May 29, 2026
By: Eric Green, Vice President, Deputy General Counsel and Assistant Corporate Secretary	(Date)

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2025 through December 31, 2025.

3